Free Writing Prospectus (To the Preliminary Prospectus Supplement dated April 20, 2010)	Filed pursuant to Rule 433 under the Securities Act Registration Statement Nos. 333-146420 and 333-146420-01 through 333-146420-11

$400,000,000 7% Senior Notes due 2020

Term Sheet

April 20, 2010

Issuer:	Limited Brands, Inc.

Offering Size:	$400,000,000 aggregate principal amount (this represents an increase of $100,000,000 from the offering size in the Preliminary Prospectus Supplement)

Title of Securities:	7% Senior Notes due 2020

Maturity:	May 1, 2020

Offering Price:	100.000%

Coupon	7.000%

Yield to Maturity:	7.000%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2010

Record Dates:	April 15 and October 15

Optional Redemption:	Make-whole call at T+ 50 bps at any time.

Equity Clawback:	Up to 35% at 107.000% prior to May 1, 2013.

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC RBS Securities Inc.

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Santander Investment Securities Inc. The Williams Capital Group, L.P.

Trade Date:	April 20, 2010

Settlement Date:	May 4, 2010 (T+10)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $389.5 million.

CUSIP Number:	532716 AS6

ISIN Number:	US532716AS62

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322 (toll free)

J.P. Morgan Securities Inc.	212-834-4533 (call collect)

Citigroup Global Markets Inc.	212-723-6020 (call collect)

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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